Liquid Media Nominates M&A Board Strategist to Maximize Value of Waterproof Asset

Vancouver, BC – August 25, 2020 – Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR) is pleased to announce the nomination of mergers and acquisitions (M&A) strategist Andrew Kaplan to the Board of Waterproof Studios Inc. (“Waterproof”), in which Liquid holds a 49% interest. Kaplan plans to lead a strategic review of the Waterproof asset with the aim to maximize capabilities and long-term value for Liquid shareholders.

Kaplan has 20 years of experience in working with companies that have considerable growth potential, and assisting management and its Board of Directors to navigate and access the capital markets in a manner that maximizes shareholder value and minimizes the company’s cost of capital.

A market leader in Hollywood North, Waterproof creates cutting-edge imagery and specializes in computer-generated production, VFX and animation for the gaming industry, traditional film and TV studios, distributors, broadcasters and other streaming service providers. In recent years, Waterproof has successfully completed projects for Microsoft's Gears of War and Warner Bros Mortal Combat 11, among others.

“We believe Waterproof is a high-performance asset with a proven track record, positioned to excel in the current market,” said Kaplan. “I am excited to join the team and work to discover additional mechanisms to unlock the studio’s full potential.”

“We are pleased that Liquid’s Board of Directors and advisory board have gelled together so well to help support Waterproof,” said Daniel Cruz, co-founder and CFO of Liquid and a Director of Waterproof. “We believe the addition of this Liquid team member will bring the strength of our advisory board across verticals for strategic guidance, and further our ability to execute on a clear vision to drive revenue for all shareholders.”

Hollywood North’s animation industry continues to ramp up production, and projections for the global VFX, animation and game industries predict growth through 2026. The global video streaming market, valued at USD$42-billion in 2019, is estimated to record unprecedented growth through 2025, with VFX estimated to account for 20-25% of total production budget.

Pursuant to the shareholders’ agreement among Waterproof and its shareholders, Liquid is entitled to determine three out of the six Board members of Waterproof. Andrew Kaplan will replace Charles Brezer, Liquid’s President, on the Waterproof Board. Liquid thanks Mr. Brezer for his contributions to Waterproof’s strategic leadership and corporate governance, and looks forward to Mr. Brezer’s continued leadership and focus on the development of Liquid’s business going forward.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company with a strong portfolio of content intellectual property (IP) spanning creative industries. Originating in Vancouver’s media and entertainment supercluster, Liquid’s mission is to empower storytellers worldwide to develop, produce and distribute content across channels and platforms.

Liquid Media’s leadership team includes Chairman Joshua Jackson (actor / producer, television and film), Chief Financial Officer Daniel Cruz (previously of Canaccord Financial), Managing Director Charlie Brezer (serial entrepreneur), Director Stephen Jackson (Northland Properties), and Director Nancy Basi (veteran Media + Entertainment expert), alongside Advisory Board members Wilson J. Tang (acclaimed digital entertainment veteran), Andrew Kaplan (capital markets strategist) and Michael Timothy Doyle (veteran interactive entertainment industry production executive). Each brings decades of industry expertise and significant passion to advance the Company’s mission.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz

Liquid Media Group Ltd.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

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